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                                 [COMPANY LOGO]

                                  NEWS RELEASE

                 /NOT FOR DISSEMINATION IN THE UNITED STATES OR
                        OVER UNITED STATES WIRE SERVICES/

For Immediate Release
October 20, 2005

           CANWEST MEDIAWORKS INCOME FUND ANNOUNCES FIRST DISTRIBUTION

WINNIPEG, MANITOBA - CanWest MediaWorks Income Fund (the "Fund") has announced that its board of trustees has approved the Fund's first cash distribution of $0.0463 per unit for the period from October 13, 2005, the date on which the Fund completed its initial public offering, to October 31, 2005. The distribution will be paid on November 15, 2005 to unitholders of record at the close of business on October 31, 2005.

CanWest MediaWorks Income Fund (TSX: CWM.UN; www.cwmincomefund.com) is an unincorporated, open-ended trust that holds an approximate 26% equity interest in CanWest MediaWorks Limited Partnership, which is the largest publisher of newspapers in Canada, as measured by paid circulation, readership and revenue.


For additional information concerning CanWest MediaWorks Income Fund, please contact:

Doug Lamb, Chief Financial Officer
Tel:  (416) 383-2325
dlamb@canwest.com